Annex A

TRANSACTIONS IN SECURITIES OF THE ISSUER BY THE REPORTING PERSONS

The following table sets forth all transactions in the Class A Common Stock effected by the Reporting Persons in the past sixty days. Except as otherwise noted, all such transactions were effected in the open market through a broker and all prices per share exclude brokerage commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
09/01/2026	(46,011)*	71.82	N/A
09/01/2026	46,011*	71.82	N/A
10/01/2026	(6,260)*	80.33	N/A
10/01/2026	6,260*	80.33	N/A

*Represents a rebalancing transaction between SH and SHM.